Exhibit 99.5

SciSparc Completes the Acquisition of Wellution™, Top Seller of American Food Supplements and Cosmetics Brand on Amazon, for $20 million

Wellution™ offers dozens of products including natural supplements, creams, gels and hemp-based products on Amazon.com Marketplace

TEL AVIV, Israel, Sept. 30, 2022 (GLOBE NEWSWIRE) --   SciSparc Ltd. (Nasdaq: SPRC) (“Company” or “SciSparc”), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders of the central nervous system, today announced the closing of the definitive agreements for its acquisition of Wellution™, a top- seller Amazon.com Marketplace (“Amazon”) account, American food supplements and cosmetics brand and trademark (the “Acquisition” and the “Brand”, respectively). In connection with the Acquisition, the Company has incorporated a new wholly owned Delaware subsidiary, SciSparc Nutraceuticals Inc., to hold the new assets. The definitive agreement for the acquisition of the Brand was entered into with Merhavit M.R.M Holding and Management Ltd (“M.R.M”).

Wellution™ sells dozens of hemp-based, top-ranked products, including hemp gummies, hemp oil capsules, hemp gel, hemp cream, detox pills, height pills, antibacterial creams, and anti-aging creams, among other beauty and hair treatment products that are all manufactured in the United States.

Wellution™ offers eight variations of natural hemp candy supplements under two parent ASINs (Amazon Standard Identification Number) on Amazon that are differentiated by their hemp oil potency. The leading parent ASIN, that was launched in 2019, has received over 26,500 reviews and since its launch has consistently been ranked as the #1 best seller in its category on Amazon. In total, the Brand has over 40,000 product reviews, a majority of which are 4 and 5-star reviews.

At the closing, SciSparc paid a base cash payment of $4.59 million and in 12 months will pay an additional deferred cash payment equal to a multiple of 3 times the amount by which the Brand’s EBITDA* exceeds $1.12 million during the 12 month period following the closing of the Acquisition.

In addition, the Company issued   to M.R.M $15 million worth of warrants to purchase ordinary shares of SciSparc at an exercise price of $7.00 per share (with a cashless exercise mechanism) and with an exercise period of five years from the closing of the Acquisition (the “Warrants”). The Warrants will become exercisable upon the achievement of a milestone of $100 million of sales of the Brand in the aggregate or if the price of SciSparc’s ordinary shares closes at $10.00 or above.

* Defined in the applicable definitive agreement as SDE and includes certain adjustments such as Research & Development expenses.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive cannabidiol (CBD): SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer’s disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of autism spectrum disorder and status epilepticus.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses potential future cash payments and the exercisability of warrants with respect to the acquisition described above. Because such statements deal with future events and are based on SciSparc’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward- looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in SciSparc’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 28, 2022, and in subsequent filings with the SEC. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:

IR@scisparc.com

Tel: +972-3-6167055